Aurora Cannabis Enters into Global Softgel Business with Capcium Inc.

Strategic Investment Secures 19.99% Ownership of a Softgel Production Leader

TSX: ACB

EDMONTON, June 7, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) and Capcium Inc. ("Capcium") announced today that the companies have signed a strategic agreement to produce high quality cannabis-based softgels for patients. Additionally, Aurora has acquired a 19.99% ownership interest in Capcium by way of a non-brokered private placement for consideration of $10 million.

Capcium, a privately-owned Montreal-based global leader in softgel manufacturing, has emerged as one of the leading manufacturers in the cannabis industry. Production of high-precision dosage controlled softgels is an extensive and complex process. Capcium, through its pharmaceutical and encapsulation experience, has developed expertise that is ready to be applied to the cannabis industry and deliver high-volume production capacity.

Capcium intends to use the proceeds from the Aurora investment to expand its cutting-edge cannabis softgel manufacturing business, which includes the construction and operation of a large, state-of-the-art facility, to be completed in Q4, 2019.

In advance of this new Capcium facility, and to accelerate time to market, Capcium and Aurora have agreed to immediately establish a high-volume, state-of-the-art softgel manufacturing operation at Aurora Vie, the Company's cannabis production facility in Pointe-Claire, Québec. Softgel sales from this facility are anticipated to commence (subject to Health Canada approval) by the end of Summer 2018. Capcium will be the exclusive manufacturer of Aurora's North American cannabis softgel products. The agreement also contemplates Capcium being the company's preferred global manufacturer of softgel cannabis products.

Management Commentary

"This investment in Capcium reflects our strategic objective to further expand our differentiated, higher-margin product offerings," said Terry Booth, CEO of Aurora. "Capcium's extensive know-how has enabled it to develop an advanced technology for the high-volume production of cannabis-based softgels. This provides us with a strong competitive advantage, positioning us well to build a leading position in the production and sale of value-added cannabis products globally. We are proud that Aurora quickly is becoming the partner of choice in the cannabis industry, and we look forward to capitalizing with Capcium on the significant opportunity that softgels represent."

Sylvain Duvernay, CEO of Capcium, added, "Teaming up with what we believe to be the most innovative Licensed Producer with excellent international distribution channels, greatly enhances our growth prospects. We are delighted that Aurora and Capcium will become long-term partners, and look forward to bringing Québec made softgel cannabis products to Canada and to the global markets."

Aurora and Capcium believe the benefits of the transaction are significant for all shareholders. Aurora's brand leadership, quality products, customer care, innovation and deep product knowledge will be a strong complement to Capcium's well-established softgel manufacturing expertise. This deal will establish Québec as a world leader for cannabis value added products by leveraging the experience and expertise of two innovative companies with Québec operations, while creating highly-skilled Québec-based employment in the rapidly expanding cannabis sector.

Terms of the Investment

Aurora has made an initial $10 million investment in Capcium by way of a non-brokered private placement. The consideration paid by Aurora consists of $500,000 in cash and $9.5 in million common shares of Aurora at a five-day volume weighted average trading price of Aurora's Common Shares on the Toronto Stock Exchange (the "TSX") for the period ended June 6, 2018. Upon completion of the investment, Aurora will own approximately 19.99% of the issued and outstanding common shares of Capcium.

The private placement is subject to the final approval of the TSX, and is not subject to any financing or due diligence conditions.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Inc.

The Company's wholly-owned subsidiary CanniMed Therapeutics Inc. ("CanniMed") is Canada's most experienced licensed producer of medical cannabis, with over 20,000 kg per annum in funded capacity. CanniMed forms the heart of Aurora's Medical Cannabis Centre of Excellence, aimed at product and market development.

Aurora owns Berlin-based Pedanios GmbH, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and state-of-the-art indoor gardening appliances for the cultivation of organic microgreens.

Aurora holds a 25% ownership interest in Alcanna Inc. ("CLIQ"), one of Western Canada's largest retail chains of liquor stores. The Company holds approximately 17.02% of the issued shares in leading extraction technology company Radient Technologies Inc, and holds 52.7% of Hempco Food and Fiber Inc. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership. Finally, the Company owns a 9.14% stake in CTT Pharmaceutical, an innovative product development company within the cannabis space.

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index

About Capcium

Capcium Inc. is a Montreal based contract manufacturing platform specializing in softgel encapsulation. Capcium is transforming the cannabis industry by providing high-value, high quality cannabis products. Capcium presently holds a nutraceutical license from Health Canada and will soon apply to be fully licensed for cannabis in its new state-of-the-art manufacturing facility in Pointe Claire, Quebec.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

SOURCE Aurora Cannabis Inc.

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For further information: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Rob Kelly, +1.705.606.0744, rob.kelly@auroramj.com, www.auroramj.com; U.S. investors, Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:15e 07-JUN-18